To Our Shareholders

It is with great excitement that Farmers & Merchants Bank will celebrate its 100th anniversary in 2016. As this milestone year begins, it is a perfect time to reflect on how much has changed since we first opened for business.

June 3, 1916 presented fair weather with light northwest winds. At 9:45 A.M. in the Lodi Activities Center on the corner of Elm and School Streets, 20 local business owners and farmers met to hold the first meeting of the shareholders of a newly formed bank, Farmers & Merchants Bank of Lodi. The 20 founders had managed to raise $30,000 as the initial bank capital, a significant amount of money in 1916 and a testament to their financial acumen. To put $30,000 in perspective, both Lodi’s City Hall and first fire station were constructed a few years earlier at a cost of $3,998. At that historic meeting, the shareholders elected Christ Albright as the first Chairman and President, as well as six other directors. John Mettler, Jr., was named Secretary. The largest Shareholders were John Bittner, Lot Lachenmaier, John Mettler, Jr., and Gottlieb Doering. The new enterprise opened for business on August 1, 1916, enjoying impressive community support and immediate success.

It is hard to imagine starting a new bank under the circumstances and risks that existed in 1916. Lodi had just become a city 10 years earlier and had a population of only 3,500 citizens. Europe was engulfed in a great war; the catastrophic and global importance of which would soon draw in and impact our nation. Lodi’s water and sewer systems were limited. Many of Lodi’s streets were not paved and while industrial mechanization was underway, horses were still used for transportation. The city’s first hospital had just opened in 1915 in the home of a local doctor and had only a few patient beds. Medications common today, including penicillin and insulin, were not available in 1916.

That was the world our founders lived in when they decided to establish Farmers & Merchants Bank. Those 20 remarkable individuals had the courage, discipline and vision to establish founding operating principles for the Bank which have endured for 100 years and resulted in the building of an incredibly successful financial institution. The founders believed it was important for the Bank to be locally owned and operated with a broad shareholder base. They wanted F&M Bank to be a true community bank. Throughout the Bank’s first decade of operations, the number of shareholders increased significantly and ownership concentrations were discouraged, as has been the case throughout our history. In the future, your Board of Directors will continue to embrace the founders’ key directives on maintaining a diversified shareholder base.

The founders set out to build an exceptionally safe and strong bank capable of withstanding the most adverse economic downturns. Their promise proved ironclad as F&M Bank survived the Great Depression and has remained strong throughout its storied history, including during the recent Great Recession. We are proud the Bank has earned its current motto, “Strong Today. Strong to Stay.” In addition, F&M Bank has maintained a “5-Star, Superior Bank” rating from BauerFinancial for 24 consecutive years—longer than any commercial bank in California. The Bank’s strong financial condition has allowed us to pay dividends to our shareholders for 81 consecutive years, consistently raising that dividend for the past 50 years. In 2015, we earned the prestigious distinction of becoming a “Dividend King.” Only 17 publicly traded companies in the United States qualify to be designated as a “Dividend King” which requires the company to have increased its cash dividend annually for 50 consecutive years or more. The “Dividend Kings” include Coca-Cola, Procter & Gamble, The Clorox Company, Colgate-Palmolive, Johnson & Johnson and other well-known corporations. Farmers & Merchants Bancorp is the only bank holding company to meet the “Dividend King” criteria.

Thanks to our founders’ operating philosophies, F&M Bank has always been more than a financial institution. F&M Bank has consistently reinvested back into the community. As a true community bank, our tellers know you by name and you rarely wait in line. Loan decisions are made locally, by people who understand the unique conditions you face. We are a full service bank that has all of the products and services needed by businesses and consumers alike.

Providing long-term quality jobs and career paths was a key objective of the Bank’s founders and part of their commitment to improving the quality of life in the local community. If you are also a customer of the Bank, you have experienced the incredible customer service skills of our highly trained staff. F&M Bank employees strive to help clients identify financial solutions and achieve their objectives and dreams.

For the past few years we have been working to bring F&M Bank’s exceptional strength and service to even more Californians. Our expansion into the Bay Area includes full service branches in Walnut Creek and Concord. We have plans to further expand in Alameda and Contra Costa counties. Our growth in equipment leasing has resulted in over $70 million of capital provided to finance solar panels, cement trucks, wine tanks, bottling lines and other types of equipment that are critical to our customers’ needs.

We are pleased to report that 2015 was another record year for Farmers & Merchants Bancorp. Farmers & Merchants Bank has grown to $2.6 billion in total assets, and is now the largest community bank headquartered in San Joaquin County. Farmers & Merchants Bancorp’s net profit of $27,392,000 represented earnings per share of $34.82, the highest level in your Company’s history, and a 7.83% increase over 2014. This performance produced a Return on Average Assets of 1.12%, a Return on Average Equity of 11.21%, and resulted in a strong year-end consolidated risk based capital ratio of 12.23%. During 2015, as a result of our expansion into the Bay Area and the equipment leasing business, as well as an improving economy in the Central Valley, total deposits increased $213.5 million or 10.34% and total loans grew $284 million or over 15%. At the same time, loan quality remained exceptional with a year-end Texas Ratio of only 1.56%.

On December 31, 2015, the Company’s stock price closed at $525.00 per share, an increase of $62.00 per share, or 13.4% over the prior year-end. Furthermore, the Board of Directors once again increased the cash dividend payments to $12.90 per share, resulting in a current dividend yield of 2.45%. The total return on your investment during 2015 was approximately 16%.

I am quite certain our founders would be astounded by today’s world and all of the technological advances. Yet, I am also confident they would recognize the community bank they left behind. One hundred years later, we are still safe and secure, reinvesting in our communities, serving our shareholders and helping our customers reach their financial dreams. The founders would undoubtedly take great pride in the success of the Bank they established ten decades ago.

As we begin our next century of operation, your Board of Directors remain committed to fulfilling all of the founders’ original promises. Importantly, like the 20 founders, we will strive to do business the “right way” because a sustainable business must be grounded in trust. We have a lot to be proud of in F&M Bank’s 100 year history. Thank you for placing your confidence and trust in us.

Congratulations on a century of success!

/s/ Kent A. Steinwert
Kent A. Steinwert
Chairman of the Board,
President & Chief Executive Officer